Exhibit 2.2

AMENDMENT NO. 1 TO
AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of November 8, 2026, is entered into by and among Surgery Partners, Inc., a Delaware corporation (the “Company”), Spyglass Topco, LLC, a Delaware limited liability company (“Parent”), Spyglass Merger Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Subsidiary”), and, solely for purposes of Section 5.04, Section 8.01, Section 8.02, Section 11.13 and Section 11.17 of the Agreement (as defined below), Bon Secours Mercy Health, Inc., a Maryland nonstock, nonprofit corporation (“Guarantor”).

WHEREAS, the Company, Parent, Merger Subsidiary and Guarantor are parties to that certain Agreement and Plan of Merger, dated as of October 23, 2026 (the “Agreement”);

WHEREAS, pursuant to Section 11.03 of the Agreement, the Agreement may be amended by an instrument in writing executed by each party thereto;

WHEREAS, the parties desire to amend the Agreement to, among other things, (i) increase the Per Share Consideration and the Company Termination Fee and provide for the reimbursement of certain expenses of the Buyer Parties, (ii) amend and restate Section 8.01(c) of the Agreement and make certain related conforming changes and (iii) provide for certain monthly cash payments to holders of Common Stock and corresponding payments in respect of Company Awards if the Closing has not occurred by March 1, 2027, on the terms set forth herein;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, the parties agree as follows:

1.       Definitions.

Section 1.01 of the Agreement is hereby amended to add the following definitions:

“Additional Payment” has the meaning set forth in Section 7.06(a).

“Additional Payment Amount” means, with respect to each Additional Payment, an amount in cash per share of Common Stock equal to $0.208333, representing one-twelfth of an amount equal to ten percent (10%) per annum of the Per Share Consideration of $25.00; provided, however, that the Additional Payment Amount in respect of the calendar month in which the Closing occurs shall equal the product of (i) $0.208333 and (ii) a fraction, the numerator of which is the number of days elapsed in such calendar month through and including the Closing Date and the denominator of which is the total number of days in such calendar month.

“Additional Payment Calculation Date” has the meaning set forth in Section 7.06(b).

“Additional Payment Date” has the meaning set forth in Section 7.06(a).

“Additional Payment Record Date” has the meaning set forth in Section 7.06(a).

“Aggregate Additional Payment Amount” means, as of any time, the aggregate amount per share of Common Stock of all Additional Payments made prior to such time.

“Fully Diluted Shares” means, as of any date, the aggregate number of shares of Common Stock outstanding as of such date, together with the aggregate number of shares of Common Stock underlying Company Awards outstanding as of such date, determined in a manner consistent with the treatment of such Company Awards under Section 2.05, but excluding any Owned Company Shares and Rollover Shares.

“Monthly Awards Amount” has the meaning set forth in Section 7.06(b).

“Monthly Awards Amount Statement” has the meaning set forth in Section 7.06(b).

Section 1.01 of the Agreement is hereby further amended by deleting the definition of “Detriment” in its entirety.

Section 1.01 of the Agreement is hereby further amended by amending and restating the definition of “Company Termination Fee” in its entirety to read as follows:

“Company Termination Fee” means $149,101,164.45.

2.       Per Share Consideration.

Section 2.02(a) of the Agreement is hereby amended and restated in its entirety to read as follows:

(a)       except as otherwise provided in Section 2.02(b), Section 2.02(c), Section 2.02(e) or Section 2.04, each share of Common Stock issued and outstanding immediately prior to the Effective Time shall be cancelled and converted into the right to receive $25.00 in cash, without interest (the per-share consideration, the “Per Share Consideration” and the aggregate consideration, the “Merger Consideration”). As of the Effective Time, all such shares of Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each share shall thereafter represent only the right to receive the Merger Consideration to be paid in accordance with Section 2.03, without interest;

3.       Monthly Additional Payments.

Article 7 of the Agreement is hereby amended by adding the following Section 7.06 at the end thereof:

Section 7.06. Additional Payments.

(a)     Monthly Payments to Stockholders. Subject to the Company Stockholder Approval having been obtained, if the Closing has not occurred on or prior to March 1, 2027, then, on or prior to the last Business Day of March 2027 and on or prior to the last Business Day of each calendar month thereafter until the earlier of (x) the Closing Date and (y) the termination of this Agreement in accordance with its terms, Parent shall pay or cause to be paid to the holders of record of outstanding shares of Common Stock (other than any Owned Company Share, Rollover Share, share held by a Subsidiary of the Company or Parent described in Section 2.02(c) and Company Restricted Stock) as of a record date established by Parent in consultation with the Company that is not more than five (5) Business Days prior to the last Business Day of such month (each such date, an “Additional Payment Record Date”), an amount in cash equal to the Additional Payment Amount for each such share of Common Stock (each such monthly payment, an “Additional Payment” and the date on which each Additional Payment is made, an “Additional Payment Date”); provided that in the case of the Additional Payment in respect of the calendar month in which the Closing occurs, the Additional Payment shall be made in accordance with Section 2.03.

For the avoidance of doubt, the Additional Payments are in addition to, and shall not reduce, the Per Share Consideration, and no Additional Payment or Aggregate Additional Payment Amount shall be deducted from, credited against or otherwise reduce the Per Share Consideration payable pursuant to Section 2.02(a).

(b)     Amounts in Respect of Company Awards. On the tenth (10th) Business Day following each Additional Payment Date (each such date, an “Additional Payment Calculation Date”), the Company shall deliver to Parent a written statement (each, a “Monthly Awards Amount Statement”), together with reasonably detailed supporting information, setting forth a calculation of an amount equal to (i) the Additional Payment Amount multiplied by (ii) the excess of (x) the Fully Diluted Shares as of the applicable Additional Payment Record Date over (y) the number of shares of Common Stock outstanding on such Additional Payment Record Date and entitled to receive the applicable Additional Payment (each such amount, a “Monthly Awards Amount”).

Parent shall pay or cause to be paid to the Company each Monthly Awards Amount sufficiently in advance of the date on which the Company is required to make the corresponding payments under Section 2.05(f), and the Company shall use such amounts solely to make the payments required under Section 2.05(f).

(c)     Administration of Additional Payments. Parent may designate the Paying Agent or another bank or trust company reasonably acceptable to the Company to act as disbursing agent for purposes of effecting the payments required by Section 7.06(a). The Company shall (i) use its reasonable best efforts to deliver to Parent and any such disbursing agent such information regarding the Company and the holders of Common Stock (other than the Rollover Shares) as may be reasonably requested to permit Parent to make such payments and (ii) cooperate in good faith with Parent and such disbursing agent in connection with such payments. Parent shall be responsible for all costs and expenses of any such disbursing agent.

(d)     Tax Reporting. Parent and the Company shall cooperate in good faith to agree upon consistent U.S. federal income Tax reporting in respect of the Additional Payments and the transactions contemplated by this Section 7.06; provided that, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, the parties shall report the amounts paid by Parent or its designated agent to holders of Common Stock pursuant to Section 7.06(a) as amounts paid by Parent or its designee directly to, and for the benefit of, such holders for U.S. federal income Tax and all other applicable Tax purposes.

4.       Treatment of Company Equity Awards.

Section 2.05 of the Agreement is hereby amended by adding a new subsection (f):

(f)      Additional Payments in Respect of Company Awards.

(i)       Company Stock Options. With respect to each In-the-Money Company Stock Option outstanding on an Additional Payment Record Date, the holder thereof shall be entitled to receive an amount in cash equal to the product of (A) the Additional Payment Amount and (B) the number of shares of Common Stock subject to such In-the-Money Company Stock Option as of such Additional Payment Record Date.

(ii)      Company Restricted Stock. With respect to each share of Company Restricted Stock outstanding on an Additional Payment Record Date, the holder thereof shall be entitled to receive an amount in cash equal to the Additional Payment Amount.

(iii)     Company PSUs. With respect to each Company PSU outstanding on an Additional Payment Record Date, the holder thereof shall be entitled to receive an amount in cash equal to the product of (A) the Additional Payment Amount and (B) the number of shares of Common Stock underlying such Company PSU as of such Additional Payment Record Date, determined using the performance level applicable to such Company PSU for purposes of Section 2.05(c) as if the Effective Time had occurred on such Additional Payment Record Date.

(iv)     Payment Mechanics. Each amount payable pursuant to this Section 2.05(f) shall be paid by the Company or its applicable Subsidiary through the applicable employer entity’s payroll system, or, solely to the extent the applicable holder is not or was not an employee of the Company or any of its Subsidiaries, through the Company’s standard payment practices, in each case as promptly as practicable following the applicable Additional Payment Date and subject to Section 2.06.

(v)      Awards Vesting Prior to Closing. Prior to the first Additional Payment Date, the Company Board or an appropriate committee thereof shall adopt such resolutions and take such actions as are reasonably necessary so that, with respect to any Company Award that vests, is exercised or is settled following the first Additional Payment Date and prior to the Effective Time, the holder thereof shall receive, upon such vesting, exercise or settlement, to the extent not previously paid with respect to such Company Award, an amount in cash equal to the Aggregate Additional Payment Amount attributable to such Company Award through such date.

(vi)     No Duplication. In no event shall a holder of a Company Award be entitled to receive an Additional Payment Amount more than once with respect to the same share of Common Stock underlying such Company Award for the same monthly period.

5.       Withholding.

Section 2.06 of the Agreement is hereby amended by replacing the words “pursuant to this Article 2” with the words “pursuant to this Article 2 or Section 7.06”.

6.       Tax Indemnity.

Article 7 of the Agreement is hereby amended by adding the following Section 7.07:

Section 7.07. Additional Payment Tax Indemnity.

(a)       Subject to the terms of this Section 7.07, Parent shall indemnify, defend and hold harmless the Company and its Subsidiaries from and against any and all Income Tax Losses arising from any final “determination” within the meaning of Section 1313(a) of the Code (or any analogous determination under applicable state, local or foreign Tax Law), or any settlement entered into in accordance with this Section 7.07, that any member of the Company or its Subsidiaries is required to recognize any Additional Payment as income or gain for income Tax purposes or is subject to Tax as a result of the making of any Additional Payment or the payment of any amount pursuant to Section 2.05(f) (an “Adverse Income Tax Determination,” and any such Income Tax Loss, an “Indemnified Company Tax Loss”).

(b)       Parent shall pay to the Company an amount equal to any Indemnified Company Tax Loss within ten (10) Business Days following written demand by the Company, accompanied by reasonable supporting documentation setting forth a description of such Indemnified Company Tax Loss and a calculation of the amount payable.

If Parent disagrees with such calculation, Parent and the Company shall cooperate reasonably and in good faith to resolve such disagreement. If they are unable to resolve the disagreement within twenty (20) Business Days after Parent’s receipt of such written demand, the disputed matter shall be submitted to an independent public accounting firm of nationally recognized standing mutually selected by Parent and the Company (the “Independent Accountant”), whose determination shall be final and binding absent manifest error. Parent shall pay the amount determined by the Independent Accountant within five (5) Business Days following such determination. The fees and expenses of the Independent Accountant shall be allocated between Parent and the Company in inverse proportion to the extent to which each prevailed on the matters submitted.

(c)       If the Company or any of its Subsidiaries utilizes any net operating loss carryforward or other Tax attribute (collectively, “Tax Attributes”) to reduce an Income Tax Loss that otherwise would constitute an Indemnified Company Tax Loss, the amount indemnifiable by Parent shall be determined after giving effect to such utilization. Parent shall thereafter pay to the Company, as and when the Company or its applicable Subsidiary would have realized the applicable Tax benefit had such Tax Attribute not been so utilized, the amount of such Tax benefit, determined on a “with and without” basis and treating such Tax Attribute as the last item utilized for the applicable taxable period.

(d)       At Parent’s expense, Parent shall be entitled to control any proceeding relating exclusively to a potential Indemnified Company Tax Loss or Adverse Income Tax Determination to the extent such proceeding can reasonably be separated from other Tax matters of the Company and its Subsidiaries without adverse consequences; provided that (i) the Company shall be entitled, at its expense, to participate in such proceeding, (ii) Parent shall not settle any such proceeding without the Company’s prior written consent, not to be unreasonably withheld, conditioned or delayed, and (iii) if such proceeding requires payment to a Taxing Authority of amounts that may constitute Indemnified Company Tax Losses, Parent shall advance such amounts to the Company on an interest-free basis.

(e)        The Company shall control any proceeding relating to a potential Indemnified Company Tax Loss that is not subject to Parent’s control under Section 7.07(d); provided that (i) Parent shall bear the reasonable and documented costs and expenses of such proceeding to the extent attributable to the defense of matters that may give rise to an Indemnified Company Tax Loss, (ii) Parent shall be entitled, at its expense, to participate therein to the extent permitted by applicable Law, and (iii) the Company shall not settle any issue that may give rise to an Indemnified Company Tax Loss without Parent’s prior written consent, not to be unreasonably withheld, conditioned or delayed.

(f)        The Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to cooperate with Parent and provide Parent with information reasonably requested by Parent in connection with any potential Indemnified Company Tax Loss or Adverse Income Tax Determination. Parent and the Company shall keep each other reasonably informed regarding material communications and meetings with any Taxing Authority concerning such matters and, to the extent legally permitted, permit the other party to participate in any material meeting relating thereto.

(g)       The obligations of Parent under this Section 7.07 shall survive the Effective Time and any termination of this Agreement until sixty (60) days following expiration of the applicable statute of limitations; provided that, if the Company delivers written notice of a claim under this Section 7.07 prior to such date, Parent’s obligations with respect to such claim shall survive until its final resolution.

7.         Adjustment Provision.

Section 2.08 of the Agreement is hereby amended by adding the following sentence:

The Additional Payment Amount and all other amounts determined by reference thereto shall likewise be adjusted appropriately to reflect any event described in the immediately preceding sentence occurring after the date of this Agreement and prior to the applicable Additional Payment Record Date, so as to preserve the economic effect contemplated hereby.

8.         Sufficient Funds and Guaranty.

Section 5.13 of the Agreement is hereby amended by adding the following sentence at the end thereof:

Without limiting the foregoing, Guarantor and Parent shall have, and Parent shall cause any applicable Person making payments pursuant to Section 7.06 to have, sufficient cash and liquid assets when required to make all Additional Payments and all other payments required pursuant to Section 2.05(f), Section 7.06 and Section 7.07.

For the avoidance of doubt, all obligations of Parent and Merger Subsidiary under Sections 2.05(f) , 7.06 and 7.07 constitute “Guaranteed Obligations” for purposes of Section 11.17.

9.         Regulatory Efforts.

Section 8.01(c) of the Agreement is hereby amended and restated in its entirety to read as follows:

(c)       Parent shall (and shall cause its Affiliates to) take any and all action necessary to eliminate each and every impediment under any antitrust, competition or trade regulation Law that is asserted by any Governmental Authority or any other party so as to enable the parties to this Agreement to effectuate the Closing as promptly as possible following the date of this Agreement, and in any event prior to the End Date, including but not limited to: (i) opposing, and causing its Affiliates to oppose, through and including Action on the merits (and all appeals with respect thereto), any Action asserted in court or other forum by any Governmental Authority or other Person in order to avoid entry of, or to have vacated or terminated, any decree, Order or judgment (whether temporary, preliminary or permanent) that would restrain or prevent the Closing by the End Date, (ii) selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of, assets, categories of assets or businesses of the Company or any of its Subsidiaries or Parent or Parent’s Affiliates, (iii) submitting to any behavioral or other conduct restraint, with respect to Parent or the Company, including any prior approval or prior notice provision, (iv) terminating existing relationships, contractual rights or obligations of the Company or any of its Subsidiaries or Parent or Parent’s Affiliates, (v) terminating any venture or other arrangement, (vi) creating any relationship, contractual rights or obligations of the Company or any of its Subsidiaries or Parent or Parent’s Affiliates or (vii) effectuating any other change or restructuring of the Company or any of its Subsidiaries or Parent or Parent’s Affiliates (and, in each case, to enter into agreements or stipulate to the entry of an order or decree or file appropriate applications with the Federal Trade Commission, the Department of Justice, any attorney general of any state of the United States, the European Commission, any other competition authority of any jurisdiction or any other Governmental Authority (collectively, “Regulatory Authority”) in connection with any of the foregoing and in the case of actions by or with respect to the Company or its Subsidiaries or its or their businesses or assets, by consenting to such action by the Company; provided, that any such action may, at the discretion of the Company, be conditioned upon consummation of the Merger) (each of the foregoing clauses (ii) through (vii) in this Section 8.01(c), a “Divestiture Action”), to ensure (x) that no Governmental Authority enters any order, decision, judgment, decree, ruling, injunction (preliminary or permanent), or establishes any Law, rule, regulation or other Action preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Merger and (y) that no Regulatory Authority with the authority to clear, authorize or otherwise approve the consummation of the Merger (including allowing for the termination of, or affirmatively terminating, any applicable waiting period), fails to do so by the End Date. In the event that any Action is threatened or instituted challenging the Merger as violative of the HSR Act, Parent shall take all action necessary, including but not limited to litigation on the merits and/or any Divestiture Action, to resist, avoid or resolve such Action. In the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any proceeding that would make consummation of the Transactions in accordance with the terms of this Agreement unlawful or that would restrain, enjoin or otherwise prevent or materially delay the consummation of the Transactions, Parent shall take promptly any and all steps necessary to vacate, modify or suspend such injunction or order so as to permit such consummation prior to the End Date. None of the Company or any of its Subsidiaries shall, without the prior written consent of Parent, agree, commit or propose to take, or effect, any Divestiture Action, and at Parent’s request the Company and its Subsidiaries shall agree, commit or propose to take, or effect, any Divestiture Action so long as such Divestiture Action is conditioned upon the Closing.

10.       Conditions to the Obligations of Parent and Merger Subsidiary.

Section 9.02(c) of the Agreement is hereby amended and restated in its entirety to read as follows:

(c)       [Reserved].

11.       Survival.

Section 10.02 of the Agreement is hereby amended by adding “Section 7.07” to the provisions that survive termination.

12.       Expense Reimbursement.

Section 11.04 of the Agreement is hereby amended by adding the following new Section 11.04(f) at the end thereof:

(f)        Expense Reimbursement. If this Agreement is terminated by the Company pursuant to Section 10.01(d)(i), then the Company shall pay to Parent an amount in cash equal to 100% of the Expenses actually incurred by the Buyer Parties which amount to be paid by the Company shall in no event exceed $8,250,000 in the aggregate. For purposes of this Section 11.04(f), “Expenses” means, with respect to any Person, all reasonable and documented out-of-pocket fees and expenses (including all reasonable fees and expenses of counsel, accountants, financial advisors and investment bankers of such Person and its Affiliates, including an amount equal to any share of the Company Termination Fee that would otherwise be payable to any financial advisor under the terms of its engagement letter with a Buyer Party), incurred by such Person and its Affiliates or on their behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the Support Agreements and any other definitive agreement relating to the transactions contemplated hereby and thereby, any litigation with respect thereto, the preparation, printing, filing and mailing of the Schedule 13E-3 and the Proxy Statement, the filing of any required notices under the HSR Act or Healthcare Laws, or in connection with other regulatory approvals, and all other matters related to the Merger or the other transactions contemplated by this Agreement or the Support Agreements. Any such Expense reimbursement shall be paid by wire transfer of immediately available funds no later than two (2) Business Days after receipt by the Company of a statement identifying such expenses and wire transfer instructions from or on behalf of Parent.

13.       No Other Amendment.

Except as expressly amended hereby, the Agreement remains unchanged and in full force and effect. From and after the date hereof, each reference in the Agreement to “this Agreement,” “hereof,” “hereunder,” “herein” or words of similar import shall be deemed to refer to the Agreement as amended by this Amendment.

14.       Miscellaneous.

Section 1.02, Sections 11.01 through 11.03 and Sections 11.06 through 11.18 of the Agreement are incorporated herein by reference, mutatis mutandis, as though fully set forth herein.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be signed by their respective officers thereunto duly authorized as of the date first written above.

SURGERY PARTNERS, INC.

By:	/s/ Eric Evans
Name:	Eric Evans
Title:	Chief Executive Officer

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

SPYGLASS TOPCO, LLC

By:	/s/ Wael Haidar, M.D.
Name:	Wael Haidar, M.D.
Title:	President

SPYGLASS MERGER SUBSIDIARY, INC.

By:	/s/ Wael Haidar, M.D.
Name:	Wael Haidar, M.D.
Title:	President

Solely for purposes of Section 5.04, Section 8.01, Section 8.02, Section 11.13 and Section 11.17 of the Merger Agreement

BON SECOURS MERCY HEALTH, INC.

By:	/s/ John M. Starcher, Jr.
Name:	John M. Starcher, Jr., Esq.
Title:	President and Chief Executive Officer

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]